[Letterhead of Morgan, Lewis & Bockius LLP]

Beau Yanoshik
Partner
+1.202.373.6133
beau.yanoshik@morganlewis.com

via EDGAR Correspondence

December 18, 2024

Mr. Mark Cowan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 220 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 220”)

Dear Mr. Cowan:

This letter responds to comments you provided in an email correspondence on October 11, 2024, with respect to Amendment No. 220. Amendment No. 220 was filed on September 10, 2024, and included disclosure with respect to the SPDR SSGA Apollo IG Public & Private Credit ETF (the “Fund”), a new series of the Registrant, as set forth in the Fund’s Prospectus and Statement of Additional Information filed as part of Amendment No. 220.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 220.  Capitalized terms not defined herein should be given the meaning provided in Amendment No. 220.

Supplemental Questions and Requests for Information

1.	Comment: Please provide us with a copy of the Liquidity Agreement. To the extent the agreement does not, please also describe:

a.	how the parties will determine the actual price at which Apollo would buy the AOS Investments and how the intra-day executable bid is determined;

b.
what will be the daily limit(s) of Apollo’s obligation to provide executable quotations and/or repurchase AOS Investments, how such daily limit(s) will be determined, and what advance notice of the daily limit(s) the Adviser will receive;

c.	any qualifying circumstances under which Apollo would be exempt or excused from its obligation to buy (or sell) the AOS Investments; and

d.
if intra-day, executable bids represent a guarantee or commitment by the liquidity provider to purchase such investments. Is the contractual arrangement a credit enhancement on the AOS Investment for purposes of determination of “investment grade”?

Response: The Adviser will provide a copy of the Fund’s Liquidity Agreement supplementally.

a.	The Registrant responds supplementally under separate cover.

b.	The Registrant responds supplementally under separate cover.

c.	The Registrant responds supplementally under separate cover.

d.	The Registrant responds supplementally under separate cover.

2.	Comment: Please discuss whether the Liquidity Agreement might be prohibited by Section 12(d)(3) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Liquidity Agreement is not prohibited by Section 12(d)(3) of the 1940 Act.  The Fund may acquire issuances sourced by Apollo where Apollo is acting in its capacity as a broker-dealer. Apollo is not the issuer of the AOS Investments, rather, Apollo is acting as a broker-dealer sourcing AOS Investments that are issued by third-party obligors. The Fund will not be purchasing securities issued by Apollo, the broker-dealer, itself.

3.
Comment: Please provide or describe any additional written or oral agreement (and any other arrangement) between the Fund or the Adviser (or any of their affiliates) and Apollo (or any of its affiliates) related to the Fund.

Response: The Registrant responds supplementally under separate cover.

4.
Comment: The registration statement notes that “if Apollo is unable to meet its contractual obligation to provide firm bids for AOS Investments, the Fund’s assets that were deemed liquid by the Adviser may become illiquid.”

a.
Assuming for purposes of this question that Apollo’s contractual commitment can render the AOS investments liquid under rule 22e-4 of the 1940 Act, and considering the concentration of liquidity risk in a single counterparty that such an approach would raise, what remedial measures does the Fund’s Liquidity Risk Management Program under rule 22e-4 contemplate for situations where Apollo is not able to meet its contractual obligation to provide executable firm bids?

b.	Please also provide us with a copy of the Fund’s Liquidity Risk Management Program.

Response:

a.	The Registrant responds supplementally under separate cover.

b.	The Adviser will provide the Fund’s Liquidity Risk Management Program supplementally prior to the Fund’s launch.

5.
Comment: We note the Fund’s name includes a reference to Apollo. Given Apollo’s role as a liquidity provider to the Fund, please address why it is appropriate to include Apollo in the name of the Fund, including how the use of Apollo in the Fund’s name is not misleading under section 35(d) of the Investment Company Act. Please also provide us with a copy of the licensing agreement for the Fund’s use of Apollo’s name.

Response: The Registrant responds supplementally under separate cover.

6.
Comment: Please describe all of the services, roles and functions that Apollo (or any of its affiliates) will perform, or have, with respect to the Fund. Does the Fund plan to engage with any other service provider that would serve a role similar to Apollo’s, including originating deals and committing to purchase portfolio securities?

Response: The Registrant responds supplementally under separate cover.

7.	Comment: Please describe any direct or indirect compensation that Apollo or its affiliates will provide or receive from the Fund, the Adviser, or any of their affiliates in relation to the Fund.

Response: The Registrant responds supplementally under separate cover.

8.
Comment: Please describe any communication between Apollo, the Adviser, or any of their affiliates regarding the launch of the Fund. Among others, we are interested in the topic of the communications, who initiated them, and when. Also, is Apollo (or any of its affiliates) bearing any of the expenses related to the launch of the Fund?

Response: The Registrant responds supplementally under separate cover.

9.
Comment: What percentage of the Fund’s portfolio does the Adviser anticipate will be comprised of AOS Investments? Does Apollo have a contractual obligation to identify and make available AOS Investments for the Fund to buy?

Response: The Registrant responds supplementally under separate cover.

10.	Comment: With respect to AOS Investments, please describe the process for Apollo sharing the investment opportunities with the Adviser. In particular:

a.
What type of information will Apollo or its affiliates share? Will Apollo or its affiliates provide any view to the Adviser, the Fund or their affiliates regarding the investment opportunities or otherwise discuss the opportunities with them? Or would they only provide a list of the opportunities and their terms?

b.
Who will negotiate the terms under which the Fund will participate in these investment opportunities? Will the Fund receive the same terms as Apollo, or its affiliated persons and Apollo’s clients, to the extent they also participate in the opportunities?

c.	Does Apollo perform a similar role for other investment vehicles with which it does not have an advisory or sub-advisory relationship?

Response:

a.	The Registrant responds supplementally under separate cover.

b.	The Registrant responds supplementally under separate cover.

c.	The Registrant responds supplementally under separate cover.

11.	Comment: Will any personnel of Apollo or its affiliates serve in any capacity for the Adviser, the Fund, or their affiliates?

Response: No; Apollo personnel will not serve in any capacity for the Adviser, the Fund, or their affiliates.

12.	Comment: In terms of the Fund’s investments in AOS Investments that are not publicly traded, what form will they take?

a.
How will these investments be structured and what instruments will the Fund hold? For example, will investments be originated by Apollo or an affiliate of Apollo? Will the Fund use an SPV? Will it invest in bank loans through assignments or participants? Please provide specific examples and a representative list of possible investments.

b.	Will AOS Investments be customized specifically for the Fund?

c.	Will Apollo negotiate or determine specific terms for the AOS Investments it sources (e.g., debt covenants)?

Response: The AOS Investments that are not publicly traded are expected to be loans or other securities for which Apollo has the faculties to source or originate and provide bid and ask prices.  The Fund may invest in various types of AOS Investments in accordance with its 80% Policy.

a.	Please see the response to the original portion of the question. The Fund will hold the notes issued to the lender evidencing the terms under which the extension of credit is made to the borrower.

Affiliates of Apollo may originate some or all of the AOS Investments held by the Fund. The Fund currently does not intend to use an SPV to make or hold fund portfolio investments in AOS Investments.

b.	The Registrant responds supplementally under separate cover.

c.	The Registrant responds supplementally under separate cover.

13.
Comment: We note that the Fund intends to invest in private funds, closed-end investment companies (“CEFs”) structured as “interval funds,” or business development companies (“BDCs”) and to limit such investments to 15% of the Fund’s net assets. Will any of these private funds, CEFs or BDCs be managed or sponsored by Apollo or its affiliates?

Response: As noted in the registration statement, the Fund has the ability to and may invest in any of the aforementioned investment vehicles managed by either third-parties or one or more affiliates of Apollo, and that such investments shall remain in the aggregate below 15% of the Fund’s portfolio assets at all times. Furthermore, the Fund will not own more than 5% of any Apollo affiliated CEF or BDC.

14.	Comment: We have the following initial questions on valuation:

a.
Will the board of the Fund designate a valuation designee, as permitted by rule 2a-5 under the 1940 Act, to perform fair value determination? If so, who will the designee be? In addition, if so, what records will be kept (and by whom) for purposes of compliance with Rule 31a-4 under the 1940 Act?

b.	Will Apollo or any of its affiliates be involved in the Fund’s valuation process, and if so, how?

c.
Please describe the procedures for the Fund’s valuation of the AOS Investments. To the extent the Fund relies on valuation inputs from Apollo and its affiliates, will the Fund supplement those inputs with inputs coming from others? If the Fund obtains other valuation inputs for AOS Investments, how will differences in valuation from that process will be resolved?

d.
The registration statement notes that “[s]ome portfolio holdings, potentially a large portion of the Fund’s investment portfolio, may be valued on the basis of factors other than market quotations.” Considering that the Fund is required to strike NAV every day, and considering the Fund’s daily portfolio disclosure pursuant to rule 6c-11 under the 1940 Act, please address how the Fund will fair value these positions daily.

e.
Given the nature of the asset class in which the Fund will invest, has the Fund considered that it might experience significant premiums or discounts as a result of uncertainties in the value of the Fund’s portfolio securities?

f.
Please describe if the intra-day, executable bids provided by Apollo will be utilized in the valuation of investments held by the Fund. Please also describe how the nature of these quotes will be evaluated consistent with ASC 820-10-35-54M.

Response:

a.
The Adviser expects that the Fund’s Board will designate the Adviser as the valuation designee. The Adviser will maintain the books and records in accordance with existing procedures for compliance with Rule 31a-4.

b.	Neither Apollo nor its affiliates will be involved in the Fund’s valuation process.

c.	The Registrant responds supplementally under separate cover.

d.	The Registrant responds supplementally under separate cover.

e.
The Adviser recognizes that exchange-traded funds (“ETFs”) can trade at premiums and/or discounts due to, among other things, uncertainties around the value of their underlying securities. The Adviser recognizes that this is also common in ETFs with credit exposure and international securities where the value is unknown to liquidity providers who must estimate fair value using other investment vehicles and proxies. The Adviser plans to mitigate this risk by setting the appropriate creation/redemption process and disseminating daily values for securities held within the portfolio on the Fund’s website as required pursuant to Rule 6c-11. The Adviser also plans to allow Authorized Participants to deliver cash in lieu of the private assets, which should lead to tighter premiums / discounts to net asset value.

f.	The Registrant responds supplementally under separate cover.

15.
Comment: For Fund investments in private credit, please explain the Adviser’s/Fund’s processes for monitoring the financial trends of each borrower on an ongoing basis to determine if it is meeting its respective business plan and to assess the appropriate course of action for each borrower, including (but not limited to):

a.	A description of the loan review and/or loan rating system and controls that identify, monitor, and manage asset quality problems in an accurate and timely manner;

b.	A description of the systems and controls in place to monitor loan covenants;

c.	Policies and procedures for placing loans on nonaccrual status; and

d.	Policies and procedures for charging off loans.

Response:

a.	The Registrant responds supplementally under separate cover.

b.	The Registrant responds supplementally under separate cover.

c.	The Registrant responds supplementally under separate cover.

d.	The Registrant responds supplementally under separate cover.

16.	Comment: Please describe precisely how the Fund plans to disclose its positions in AOS Investments on its website, as required under Rule 6c-11.

Response: The Fund plans to publish all the holdings of the Fund as required by Rule 6c-11. With respect to AOS Investments, such daily information is expected to include: the name each obligor of the debt instruments held, debt instrument identifiers, weight, coupon, maturity, par value, and market value of each position in the Fund’s investment portfolio.

17.	Comment: Will Apollo have any direct relationship with the Fund’s authorized participants, given its sourcing obligations? If so, please describe any such relationship.

Response: No; Apollo will have no involvement with the Fund’s authorized participants, with respect to creation and redemption transactions or with respect to capital market activities of the Fund. All capital market activities will be conducted by the Adviser or its affiliates.

For the avoidance of doubt, the Fund generally expects to utilize cash in lieu for all AOS Investments in creation unit baskets.

18.
Comment: The Commission has taken the position that under rule 6c-11 (see “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019)), an ETF can suspend creations only under extraordinary circumstances and only for a limited period of time. Have you considered whether there could be situations where the Fund will reach capacity with respect to its investment strategies (e.g., because of capacity issues in the markets for the Fund’s portfolio securities or because of liquidity constraints applicable to the Fund), so that it might need to deviate from its investment strategies to avoid suspending creations?

Response: Neither the Adviser nor the Fund anticipates suspending creations. The Adviser notes that a significant portion of the Fund’s investment portfolio will be instruments that can be bought and sold in the secondary market readily, and further that the Fund will, as required, comply with Rule 22e-4.  Furthermore, the Fund is actively managed and there is no obligation for the Fund to hold any particular security.  If a particular instrument becomes difficult to source, the Adviser would invest in something else, consistent with the Fund’s investment objective and strategy.

19.
Comment: The registration statement discloses that the Fund intends to invest in derivatives. Does the Fund intend to be a limited derivatives user under rule 18f-4 under the Investment Company Act or will the Fund otherwise rely on rule 18f-4 to invest to a greater extent in derivatives? If the latter, what reference portfolio will the Fund use to measure compliance with the relative VaR limit under the rule?

Response: It is currently expected that the Fund will be a limited derivatives user under Rule 18f-4.

20.
Comment: What relevant experience do the intended portfolio managers of the Fund have in making investment decisions with respect to AOS Investments? In addition to relevant experience, what involvement will the portfolio managers for the Fund (and the Adviser in general) have in the determination of which AOS Investments would be suitable for the Fund?

Response: The Team consists of over 40 investment professionals across portfolio management, research and trading with an average tenure of 21 years covering a wide array of assets including leveraged loans, and various structured credit assets. The broad experience of the Team informs investment decisions with respect to AOS Investments. The portfolio managers of the Fund will be actively involved in each decision and determination of which AOS Investment is suitable for the Fund.

21.
Comment: The registration statement states: “The Fund’s purchase and sale of AOS Investments will be with Apollo as the counterparty for each AOS Investment, and the Adviser has the ability to determine whether to purchase and/or sell and therefore execute any or all AOS Investments with Apollo in its sole discretion.”

a.
Please further elaborate on any limitations of the Fund’s ability to transfer an AOS Investment to anyone other than Apollo. In particular, does this mean that the Fund will only be able to divest AOS Investments in a transaction with Apollo? If so:

i.	How would the Fund divest a position if it could not agree on a price with Apollo?

ii.	How will the Adviser comply with its best execution obligations with respect to AOS Investments?

Response:

a.
The Fund anticipates having the ability to transact in AOS Investments with any other willing, able, and eligible market participants if and when one or more is available.  The noted sentence will be updated so that it does not imply the Fund may only transact in AOS Investments with Apollo.

The Liquidity Agreement and quotations provided by Apollo are not exclusive to Apollo. The Fund may also buy from and sell to any willing, able, and eligible investor.

i.	The Registrant responds supplementally under separate cover.

ii.	The Registrant responds supplementally under separate cover.

22.
Comment: Do you anticipate Apollo, its affiliated persons or clients may also buy or redeem Creation Units from the Fund in exchange for Deposit Securities, or Redemption Securities, respectively? Could such in-kind transactions be preferrable from a tax or other perspective for Apollo (or its affiliated persons or clients) or for the Fund, when compared to buying or selling the same securities via portfolio transactions with the Fund?

Response: Apollo and its affiliated persons will not be creating or redeeming Creation Units. Neither the Adviser nor the Fund would have insight into Apollo’s clients’ activities, however, the Fund will only transact with authorized participants as disclosed in the Registration Statement.

23.	Comment: Would the Adviser undergo a best execution analysis for in-kind transfers of securities to and from the Fund as part of the sale or redemption of Creation Units?

Response: The Adviser will always seek best execution for any purchase and sale of Fund portfolio holdings. The Adviser anticipates all creation and redemption activity will be cash in lieu for AOS Investments represented in daily baskets.  Any basket would therefore, generally comprise securities and cash. As such, the Fund does not expect there to be in-kind transfers of securities with respect to AOS Investments as a matter of course; however, the Fund may, in certain circumstances, have the ability to use in-kind custom baskets for AOS Investments.

24.
Comment: Does the Adviser expect AOS Investments to ever serve as Deposit Securities or Redemption Securities? If so, would this happen only for purchases or redemptions of Creation Units by Apollo or its affiliates or clients (via an authorized participant), or also by other persons?

Response: The Fund does not generally anticipate any AOS Investments serving as Deposit Securities or Redemption Securities (i.e., AOS Investments are generally cash in lieu); however, as set forth above, the Fund may, in certain circumstances, have the ability to use in-kind custom baskets for AOS Investments.

25.
Comment: Will Apollo receive non-public information related to the Fund’s portfolio? If so, how will the Fund and the Adviser ensure that Apollo will not trade on such information, including via creations and redemptions with the Fund, portfolio transactions with the Fund, and in transactions with other parties?

Response: No, Apollo will not receive non-public information about the Fund.

Prospectus

Fund Summary – page 3
Fees and Expenses of the Fund (page 3)

26.	Comment: Please supplementally provide a completed expense table and example for the Fund.

Response:  The Registrant will provide the completed expense table supplementally to the Staff prior to the Fund’s launch.

The Fund’s Principal Investment Strategy (page 3)

27.
Comment: The last two sentences of the final paragraph discuss duration. Please clarify what is meant by “intermediate duration” and include an example of duration here, as is provided in response to Item 9(c) (e.g., the value of a security with a duration of five years would generally be expected to decrease by 5% for every 1% increase in interest rates).

Response: The Registrant considers “intermediate duration” to be any duration between 4 and 8 years. The Registrant directs the Staff’s attention to the following disclosure included in the “Interest Rate Risk” discussion in the principal risks section which provides an example of duration:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Debt securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter durations. For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates.

Principal Risks of Investing in the Fund (page 4)

28.	Comment: Given the Fund’s intended investments, please consider including a risk factor focused on private credit.

Response: The Registrant notes the inclusion of “Privately Issued Securities Risk” as a principal risk of the Fund, which discusses the risks associated with investments in private credit.

29.
Comment: In Fluctuation of Net Asset Value, Share Premiums and Discounts Risk, please also disclose that bid/ask spreads may widen depending on market conditions and the liquidity of the Fund’s holdings. Similarly, please revise the discussion of Authorized Participants, Market Makers and Liquidity Providers Concentration Risk in the Non-Principal Risks section on page 24 to also address the risk of widening bid-ask spreads.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” and “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

30.
Comment: We note the Portfolio Turnover Risk and Non-Diversification Risk disclosure in this section. Please confirm these will be principal risks of the Fund and if so, disclose in the Principal Strategies section that the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategy and that the fund is non-diversified fund and what that means for the Fund with respect to its investments.

Response: The Registrant has added a statement to “The Fund’s Principal Investment Strategy” section that the Fund’s strategy may result in a high portfolio turnover rate.  The Registrant confirms the Fund will operate as non-diversified and believes the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal

Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(iv). The Registrant believes that if non-diversification were required to be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

Fund Performance (page 11)

31.
Comment: Please supplementally identify the appropriate broad-based securities market index (“ABBSMI”) that the Fund will utilize. Please note that the Fund will be required to comply with the new definition of ABBSMI found in Instruction 6 to Item 27A(d)(2) of Form N-1A.

Response: The Fund currently intends to use the Bloomberg Barclays U.S. Aggregate Bond Index as its ABBSMI.

Additional Strategies Information – page 12

32.
Comment: The first sentence of this section states: “Please see “The Fund’s Principal Investment Strategy” section under “Fund Summary” above for a complete discussion of its principal investment strategies.” Please provide in this section the information required by Item 9(b) of Form N-1A, including descriptions of how the Fund intends to achieve its investment objective, the principal investment strategies of the Fund, and the particular type or types of securities in which the Fund will principally invest. Please ensure that the principal strategies discussed in this section are summarized in the summary prospectus in response to Item 4(a) of Form N-1A.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies, and therefore has not revised either the Item 4 or Item 9 disclosure.  The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund.

Non-Principal Strategies (page 12)

33.
Comment: The fourth sentence under Lending of Securities states that, to the extent the Fund receives cash collateral, the Adviser expects to invest it in a fund managed by the Adviser that invests in, among other thing, asset-backed securities and mortgage-related securities. Please revise to reflect that cash collateral will only be invested in short-term, highly-liquid instruments. We note that the discussion of Securities Lending Risk in the Non-Principal Risks section of the prospectus states that the Fund will limit the investment of cash collateral to high quality instruments of short maturity.

Response: The Registrant believes the current “Lending of Securities” discussion is accurate and consistent with the “Securities Lending Risk” discussion. The Fund invests its cash collateral in shares of an underlying fund that currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including those listed in the “Lending of Securities” discussion.  The Registrant expects the shares of the underlying fund to be highly liquid.

Additional Risk Information – page 13
Principal Risks (page 13)

34.
Comment: A number of risks are included in this section as standalone principal risks, including Call/Prepayment Risk, Interest Rate Risk, Leveraging Risk, Reinvestment Risk, and Settlement Risk but are not included as standalone risks in the summary section of the prospectus. While we acknowledge that the concept of these risks may be broadly discussed within other principal risks, for clarity and consistency, please include these risks in the Fund Summary section if they are principal risks.

Response: Item 4(b)(1)(i) of Form N-1A asks for a summary of the principal risks of investing in a fund, based on information provided in response to Item 9(c), which requires disclosure of the principal risks of investing in the fund.  Consistent with Form N-1A, the “Additional Risk Information” section includes discussions of the principal risks of the Fund, per Item 9(c), and the “Principal Risks of Investing in the Fund” section summarizes these principal risks, per Item 4(b)(1)(i).  For certain risks, the summary section includes a single risk to cover multiple separate risks identified in the “Additional Risk Information” section.  The Registrant does not believe Form N-1A requires individual Item 4(b)(1)(i) risk discussions for each Item 9(c) risk discussion.  As a result, the Registrant believes the current presentation is appropriate.

35.
Comment: Please consider including Extension Risk as a sub-risk within Collateralized Debt Obligations Risk and Interval Fund Risk as a sub-risk within Closed-End Fund and BDC Investing Risk in this section to match their presentation in the Fund Summary section.

Response: The Registrant believes the “Extension Risk” discussion applies to more than just “Collateralized Debt Obligations Risk” (for example, it also applies to “Debt Securities Risk” generally) and, as a result, the Registrant believes it is appropriate to be presented as a standalone risk. The Registrant notes the “Closed-End Fund and BDC Investing Risk” discussion includes the same disclosure included in the “Interval Fund Risk” and, as a result, has removed “Interval Fund Risk” from the Prospectus.

Part C

36.	Comment: Please attach the Liquidity Agreement, and any similar agreements with other potential liquidity providers, as exhibits to the registration statement. See Item 28(h) of Form N-1A.

Response: A copy of the Liquidity Agreement will be provided supplementally. For the reasons set forth below, the Registrant respectfully declines to attach as an exhibit to the registration statement the Liquidity Agreement. The Registrant notes that, while the Trust and Apollo have entered into the Liquidity Agreement in favor of the Fund, neither the Trust nor the Fund have specific performance requirements related to the AOS Investments, including with respect to any specific compensation to be paid to Apollo. Apollo's obligations under the Liquidity Agreement related to the AOS Investments are to be performed by Apollo exclusively. In addition, the Fund is neither contractually obligated to purchase any AOS Investments pursuant to the Liquidity Agreement nor contractually obligated to sell back AOS Investments to Apollo pursuant to the Liquidity Agreement. Further, the Liquidity Agreement is not exclusive, meaning that the Fund is able to sell AOS Investments to a dealer other than Apollo and could enter into a similar liquidity agreement with dealers other than Apollo. For these reasons, the Registrant respectfully believes that the Liquidity Agreement is not a material contract under Item 28(h) of Form N-1A.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Sean P. O’Malley, Esq. Andrew J. DeLorme, Esq. David Urman, Esq. W. John McGuire, Esq. Philip K.W. Smith, Esq.